FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 02 May 2006


                               File no. 0-17630


                                   Acquisition



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Acquisition



                                    NEWS  RELEASE

                                                                     May 2, 2006


                   CRH ACQUIRES LEADING EUROPEAN PRODUCER OF
                            CONSTRUCTION ACCESSORIES


CRH plc, the international building materials group, announces that it has acquired the Halfen-Deha Group (Halfen), a leading European producer of metal construction accessories used in commercial, civil engineering and residential construction for a cash consideration, including debt acquired, of approximately EUR170 million. Intangible assets, largely goodwill, arising on this deal amount to approximately EUR100 million.


Halfen, which was founded in 1929, produces a range of construction accessories including anchoring technology, facade fixing systems, reinforcement accessories, transport anchor systems and framing systems. Its products are used both in precast and on-site applications, primarily in the new-build non-residential and infrastructure sectors. Halfen's product range of engineered construction accessories is sold directly to contractors and precast plants rather than through builders merchants.


In 2005, profit before interest, tax, depreciation and amortisation (EBITDA) for Halfen amounted to EUR22 million on sales of EUR190 million.


Halfen employs approximately 1,300 people in 16 countries and operates from a network of six modern production sites comprising two in Germany and one each in Poland, the Netherlands, Sweden and Malaysia, while its product range is brought to market through a sales network covering 42 countries world-wide. The MMI business which CRH acquired last week is a main distributor of Halfen products in the United States . Halfen's strong brand name and reputation for product quality as well as its geographical spread represent an important addition to the Construction Accessories platform of Europe P&D. Halfen's extensive distribution network provides opportunities for further growth and development of CRH's existing range of construction accessories.


Commenting on the transaction, Liam O'Mahony, Chief Executive of CRH said:


"Halfen is an excellent fit with our existing Construction Accessories business making CRH the market leader in Europe in this sector with combined sales of over euro 330 million and introducing further breadth to our distribution network. Halfen's track record of product quality makes it a first choice of many end-users in the construction business. The acquisition strengthens our successful Construction Accessories business in Western Europe and expands the opportunities for co-operation between this business and our new MMI platform business in the United States which is itself a significant player in this sector."


Contact CRH at        Dublin 404 1000 (+353 1 404 1000)


Liam O'Mahony, Chief Executive

Myles Lee, Finance Director

Eimear O'Flynn, Head of Investor Relations

Maeve Carton, Group Controller


          CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland
                TELEPHONE +353.1.4041000  FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com  Registered Office, 42 Fitzwilliam
                           Square , Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  02 May 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director